SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Affinion Group Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

008294209
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008294209	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

1,286,639 (including 55,856 shares of Common Stock issuable upon conversion of 55,856 shares of Class C Common Stock and 58,796 shares of Common Stock issuable upon conversion of 58,796 shares of Class D Common Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

1,286,639 (including 55,856 shares of Common Stock issuable upon conversion of 55,856 shares of Class C Common Stock and 58,796 shares of Common Stock issuable upon conversion of 58,796 shares of Class D Common Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,286,639 (including 55,856 shares of Common Stock issuable upon conversion of 55,856 shares of Class C Common Stock and 58,796 shares of Common Stock issuable upon conversion of 58,796 shares of Class D Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 008294209	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS P EMP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

107,179 (including 6,227 shares of Common Stock issuable upon conversion of 6,227 shares of Class C Common Stock and 6,554 shares of Common Stock issuable upon conversion of 6,554 shares of Class D Common Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

107,179 (including 6,227 shares of Common Stock issuable upon conversion of 6,227 shares of Class C Common Stock and 6,554 shares of Common Stock issuable upon conversion of 6,554 shares of Class D Common Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,179 (including 6,227 shares of Common Stock issuable upon conversion of 6,227 shares of Class C Common Stock and 6,554 shares of Common Stock issuable upon conversion of 6,554 shares of Class D Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 008294209	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

1,393,818 (including 62,083 shares of Common Stock issuable upon conversion of 62,083 shares of Class C Common Stock and 65,350 shares of Common Stock issuable upon conversion of 65,350 shares of Class D Common Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

1,393,818 (including 62,083 shares of Common Stock issuable upon conversion of 62,083 shares of Class C Common Stock and 65,350 shares of Common Stock issuable upon conversion of 65,350 shares of Class D Common Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,393,818 (including 62,083 shares of Common Stock issuable upon conversion of 62,083 shares of Class C Common Stock and 65,350 shares of Common Stock issuable upon conversion of 65,350 shares of Class D Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 008294209	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Amos Meron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

1,393,818 (including 62,083 shares of Common Stock issuable upon conversion of 62,083 shares of Class C Common Stock and 65,350 shares of Common Stock issuable upon conversion of 65,350 shares of Class D Common Stock)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

1,393,818 (including 62,083 shares of Common Stock issuable upon conversion of 62,083 shares of Class C Common Stock and 65,350 shares of Common Stock issuable upon conversion of 65,350 shares of Class D Common Stock)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,393,818 (including 62,083 shares of Common Stock issuable upon conversion of 62,083 shares of Class C Common Stock and 65,350 shares of Common Stock issuable upon conversion of 65,350 shares of Class D Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 008294209	13G	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Affinion Group Holdings, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 6 High Ridge Park, Stamford, CT 06905.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Empyrean Capital Overseas Master Fund, Ltd. ("ECOMF"), a Cayman Islands exempted company, with respect to the Common Stock (as defined in Item 2(d)) directly held by it;

(ii)	P EMP Ltd. ("P EMP" and collectively with ECOMF, the "Empyrean Clients"), a British Virgin Islands business company, with respect to the Common Stock directly held by it;

(iii)	Empyrean Capital Partners, LP ("ECP"), a Delaware limited partnership, which serves as investment manager to the Empyrean Clients with respect to the Common Stock directly held by the Empyrean Clients;

(iv)	Mr. Amos Meron, who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the Common Stock directly held by the Empyrean Clients.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Schedule 13G reflects the internal restructuring of the Reporting Persons effective as of January 1, 2017.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.

Item 2(c).	CITIZENSHIP:

ECOMF - a Cayman Island exempted company
P EMP - a British Virgin Island business company
ECP - a Delaware limited partnership
Amos Meron - United States

CUSIP No. 008294209	13G	Page 7 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

008294209

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:___________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

CUSIP No. 008294209	13G	Page 8 of 10 Pages

The percentages used herein are calculated based upon 9,093,330 shares of Common Stock outstanding as of October 26, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on October 27, 2016.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 008294209	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

empyrean capital partners, lp

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean Capital Overseas MASTER Fund, Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

P EMP Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

/s/ Amos Meron
AMOS MERON

CUSIP No. 008294209	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2017

empyrean capital partners, lp

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean Capital Overseas MASTER Fund, Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

P EMP Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

/s/ Amos Meron
AMOS MERON